James M. Prince jprince@velaw.com

Tel 713.758.3710 Fax 713.615.5962

October 5, 2007

By Facsimile and Federal Express

Mr. Brad Skinner Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

Re:	Gastar Exploration Ltd.

Form 10-K for the Fiscal year Ended December 31, 2006

Filed March 27, 2007

File No. 1-32714

Dear Mr. Skinner:

On behalf of our client, Gastar Exploration Ltd. (the “Company”), this letter sets forth the responses of the Company to the further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its follow up comment letter dated September 24, 2007 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007.

For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth below such comment the Company’s response.

Form 10-Q for the period ended June 30, 2007

Note 3. Property and Equipment, page 6

COMMENT:

1.	We note that in the three months ended June 30, 2007, you had a Gain on sale of unproved natural gas and oil properties of $38.9 million. As indicated in rule 4-10(c)(6)(i) of Regulation S-X, generally, sales should not result in any gain or loss. Please revise your disclosure to provide more detail regarding the transaction that results in the gain. In your response, please disclose whether the sale of undeveloped properties accounted for more than 25% of reserve quantities within its respective cost center.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission October 5, 2007 Page 2

RESPONSE:

The Company’s accounting treatment of the referenced sale transaction was discussed fully with the Staff of the Commission. After initial conversations among Messrs. Jack Albert, John Dirsch and Brad Skinner of the Staff in May and June 2007 and representatives of our auditors, BDO Seidman, LLP, the Company sent a letter dated June 8, 2007 to the Office of the Chief Accountant of the Staff requesting that the Staff not object to the company’s proposed accounting treatment resulting in recognition of a gain. Mr. Albert orally advised the Company that the Staff would not object to the Company’s proposed accounting treatment. The Company sent a letter dated July 9, 2007 to the attention of Mr. Albert confirming that, on the basis of these conversations with the Staff, the Staff would raise no objections regarding the accounting treatment.

In response to this comment, the Company proposes to include additional detail in note 3 of its unaudited interim financial statements and in its audited annual financial statements for the year end December 31, 2007 to include more detail regarding the transaction and the recognition of the gain to read substantially as follows:

In May 2007, the Company sold a portion of its undeveloped natural gas and oil acreage in the Hilltop area of East Texas for approximately $68.2 million before transaction costs of approximately $1.4 million, resulting in a gain on sale of $38.9 million. The Company follows the full cost method of accounting, which typically does not allow for gain on sale recognition involving less than 25% of the reserve costs in a given cost center. Reducing the United States full cost pool by the $66.8 million in net sales proceeds, would have resulted in an approximate 39% reduction in capitalized cost with no change in proved reserves, thus “significantly altering” the relationship of capitalized costs to proved reserves. The significant reduction in the full cost pool was deemed to be an “out-of-the-ordinary situation”, and the Company determined that gain recognition on the sale of unproven property was the proper accounting and was appropriate.

The Company also confirms that the undeveloped properties sold did not account for any of the proved reserves of the Company.

We and the Company request that the Staff confirm the status of the responses and proposals made in our letter of September 5, 2007 responding to prior comments of the Staff.

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission October 5, 2007 Page 3

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

If you have any questions or wish to discuss, please do not hesitate to contact the undersigned at 713-758-3710, or Michael Gerlich, Chief Financial Officer of the Company, at 713-739-1800.

Very truly yours,

/s/ JAMES M. PRINCE

James M. Prince

cc:	J. Russell Porter (Gastar)

Michael Gerlich (Gastar)

T. Mark Kelly (Firm)

Theodore Moore (Firm)